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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                 Commission File No.:  333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

On March 7, 2002, Compaq posted the following questions and answers to its internal intranet.

INTERNAL Q&A
Hewlett-Packard & Compaq Proposed Merger

     Q106. WHAT ARE THE TAX IMPLICATIONS OF THE CONVERSION?

     A. Tax laws change frequently and vary from country to country. In most countries, the conversion of Compaq stock options is not expected to be a taxable event to option holders. If you are an option holder in one of the following countries, you will receive additional tax information specific to your country: Australia, Belgium, Denmark, Finland, France, Ireland, Netherlands, Singapore, Sweden, and Switzerland.

         Neither HP nor Compaq can give you financial or tax advice. You should consult your personal accountant, financial advisor, lawyer or other independent advisor regarding the financial and tax implications of the conversion for you.

     Q99.  HOW WILL THE MERGER AFFECT STOCK APPRECIATION RIGHTS (SARS)?

     A. SARS will be converted in the same manner as stock options. Both the number of shares and the exercise price will be adjusted as described for stock options.

     Q100. CAN I CONTINUE TO EXERCISE MY VESTED COMPAQ OPTIONS?

     A. You may exercise your vested Compaq options for Compaq shares until the close of market (4:30 p.m. eastern time) on the final trading day prior to the close of the merger. Be aware that the final trading day for Compaq shares could be earlier than the merger


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        close date if the merger closes on a weekend or a holiday, when the market is not open for trading.

     Q101. WHEN CAN I EXERCISE MY ASSUMED HP OPTIONS?

     A. The conversion will begin immediately after the merger closes, and will take up to two weeks to complete. During that time the Compaq options database will be frozen and Compaq employees will not be able to exercise options. You will be notified via Inline when the freeze is over, and then you may exercise any assumed options that are vested.

     Q102. DO I HAVE TO DO ANYTHING TO HAVE MY COMPAQ OPTIONS ASSUMED BY HP AND
           CONVERTED?

     A. No, you do not need to do anything to initiate the conversion. HP will initiate the conversion immediately following the close of the merger.

     Q103. HOW WILL I KNOW HOW MANY HP OPTIONS I HAVE AND WHAT THE EXERCISE
           PRICE IS?

     A. Several days after the freeze period ends, a personal stock option report will be available to you on Inline. It will show your options and SARs immediately before and after the conversion.

     Q104. WHAT HAPPENS IF MY COMPAQ STOCK OPTION IS SCHEDULED TO EXPIRE DURING
           THE FREEZE PERIOD?

     A. It is not possible to extend the expiration date for Compaq options that will expire during the freeze period. Therefore, you should check the expiration date of your options. If you have a Compaq option that will expire during the freeze, and you wish to exercise it, you must do so before the close of the merger.

     Q105. HOW WILL I EXERCISE MY HP OPTIONS?

     A. We expect exercise procedures to be very similar to current procedures. For up to date information about exercise procedures after the close, check Inline at Human Resources/Stock Options.

     Q107. WHO CAN I CALL IF I HAVE QUESTIONS ABOUT STOCK OPTIONS?

     A. If you have questions about the conversion of your stock options, call Employee Stock Services at 1-800-890-3100 (U.S. HR Connect -- select 5 for stock options) or 248-637-7780 (non U.S.), or contact your local Stock Option Administrator. A list of local stock option administrators can be found on Inline under Human Resources/Stock Options.

     Q54.  WHAT WILL HAPPEN TO THE COMPAQ EMPLOYEE STOCK PURCHASE PLAN?

     A. The current ESPP Purchase Period will end March 13, 2002. We anticipate that stock will be credited to participants' Salomon Smith Barney accounts by March 18, 2002. ESPP contributions you have made for the current Purchase Period will be used to purchase Compaq stock, which, upon close of the merger, will be converted to HP stock using an exchange ratio defined in the merger agreement (shown in chart below).


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         Teams representing both companies are developing plans to transition employee compensation and benefits programs and policies as appropriate.

         CHART REFERENCED:

         Example Conversion
         ------------------


----------------------------------------------------------------------------------------
         Assuming the original Compaq option is for 1,000 shares at a price of $10.00:
----------------------------------------------------------------------------------------
         Number of converted HP      1,000 Compaq options x .6325 = 632 HP options
         stock options:              (rounded options: down to the nearest whole share)
----------------------------------------------------------------------------------------
         Converted HP stock          $10.00 Compaq option price / .6325 = $15.82
         option price:               (rounded up to the nearest whole penny)
----------------------------------------------------------------------------------------
         The converted HP stock option is for 632 shares with an option price of $15.82.


     Q65. HOW WILL MY OPTIONS BE TREATED IF I AM INVOLUNTARILY SEPARATED BY HP AFTER THE CLOSING?

     A. With respect to options granted before 01 September 2001, if an employee has a severance-qualifying termination as a result of the merger from HP within 12 months after the closing, the employee will have 3 years (but not longer than the original term of the option grant) to exercise options post-termination. For any other type of termination, or for the treatment of options granted after 01 September 2001, you will have one year from your termination date (but not longer than the original term of your grant) to exercise any vested options. If you qualify for retirement under the terms of your option grant at the time of your termination, you may have a longer period of time to exercise your option. See employment status for more information.


     Q66. WHAT HAPPENS TO MY CURRENT STOCK OPTIONS IF I LEAVE COMPAQ OR AM ASKED TO LEAVE AS PART OF A REDUCTION IN FORCE PRIOR TO SHAREHOLDER APPROVAL OF THE DEAL?

     A. Your options will continue to receive the same treatment they currently receive. However, you will have one year from your termination date (but not longer than the original term of your grant) to exercise any vested options. If you qualify for retirement under the terms of your option grant at the time of your termination, you may have a longer period of time to exercise your option. See employment status for more information.

----------------------------------------------------------------------

FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-

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Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2001, HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a Registration Statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

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